Exhibit 4.21
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of February 27, 2020, Pfizer Inc. has common stock, the 0.000% Notes due 2020 (the 2020 notes), the 0.250% Notes due 2022 (the 2022 notes) and the 1.000% Notes due 2027 (the 2027 notes and together with the 2020 notes and the 2022 notes, the notes) registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following descriptions of our common stock and the notes are summaries and do not purport to be complete. The description of our common stock is subject to and qualified in its entirety by reference to our restated certificate of incorporation, as amended (the Certificate of Incorporation), and our bylaws, as amended (the Bylaws), and the description of the notes is subject to and qualified in its entirety by reference to the base indenture (as defined below) and the ninth supplemental indenture (as defined below), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.21 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws, the applicable provisions of the Delaware General Corporation Law (the DGCL), the base indenture and the ninth supplemental indenture for additional information. References in this section to “Pfizer,” “we,” “us” and “our” are to Pfizer Inc., unless otherwise stated or the context so requires.
DESCRIPTION OF CAPITAL STOCK
Common Stock
Under the Certificate of Incorporation, we are authorized to issue up to 12 billion shares of common stock, par value $0.05 per share. The common stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of common stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of our stock. Holders of shares of common stock have one vote per share in all elections of Directors and on all other matters submitted to a vote of our stockholders. The holders of common stock are entitled to receive dividends, if any, as and when may be declared from time to time by our Board of Directors, out of funds legally available therefor. Upon liquidation, dissolution or winding up of our affairs, the holders of common stock will be entitled to participate equally and ratably, in proportion to the number of shares held, in our net assets available for distribution to holders of common stock. The shares of common stock currently outstanding are fully paid and nonassessable. The common stock is traded on the New York Stock Exchange under the trading symbol “PFE.”
Preferred Stock
Under the Certificate of Incorporation, we are authorized to issue up to 27 million shares of preferred stock, without par value, of which 7,500 shares of preferred stock have been designated Series A convertible perpetual preferred stock. The preferred stock may be issued in one or more series, and the Board of Directors of Pfizer is expressly authorized (i) to fix the descriptions, powers, preferences, rights, qualifications, limitations, and restrictions with respect to any series of preferred stock and (ii) to specify the number of shares of any series of preferred stock.
Series A Convertible Perpetual Preferred Stock. Our Series A convertible perpetual preferred stock is held by an Employee Stock Ownership Plan (Preferred ESOP) Trust and provides dividends in an amount not to exceed 6.25% of the stated value, which are paid quarterly. The stated value is $40,300 per share, and the Series A convertible perpetual preferred stock ranks senior to our common stock and junior to all other preferred stock as to dividends and liquidation rights, unless designated as ranking senior or on a parity with the new preferred stock. Each share is convertible, at the holder’s option, at a conversion rate initially equivalent to 2,574.8685 shares of our common stock for each preferred share converted, subject to adjustment. Each share of Series A convertible perpetual preferred stock is entitled to a number of votes equal to the number of shares of common stock into which such convertible perpetual preferred stock could be converted on the record date for determining the stockholders entitled to vote in any matter submitted to the stockholders to vote. The holders of Series A convertible perpetual preferred stock are entitled to vote on all matters submitted to a vote of the stockholders, voting together with the holders of common stock as one class. The conversion option is indexed to our common stock and requires share settlement, and, therefore, is reported at the fair value at the date of issuance. We may redeem the Series A convertible perpetual preferred stock at any time or upon termination of the Preferred ESOP, at our option, in cash, in shares of common stock, or a combination of both at a price of $40,300 per share, plus any accrued and unpaid dividends to the redemption date. We will also redeem the Series A convertible perpetual preferred stock in cash, or at our election, in shares of common stock, or a combination of any shares of common stock to be valued at their fair market value, at a price of $40,300 per share, upon certification of the holder to us of certain events. Holders of Series A convertible perpetual preferred stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of our stock.
Anti-takeover Effects of the Certificate of Incorporation, By-laws and Delaware Law
Certificate of Incorporation and Bylaws. Various provisions contained in the Certificate of Incorporation and the Bylaws could delay or discourage some transactions involving an actual or potential change in control of us or a change in our management and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests. Among other things, these provisions:

•
limit the right of stockholders to call special meetings of stockholders to holders of at least 10% of the total number of shares of stock entitled to vote on the matter to be brought before the proposed special meeting;

•	authorize our Board of Directors to establish one or more series of preferred stock without stockholder approval;

•	authorize the Board to issue dividends in the form of stock purchase or similar rights, including rights that would have the effect of making an attempt to acquire us more costly;

•	grant to the Board of Directors, and not to the stockholders, the sole power to set the number of Directors;

•
require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing; and

•	subject to the rights of the holders of any one or more series of preferred stock then outstanding, allow our Directors, and not our stockholders, to fill vacancies on our Board of

Directors, including vacancies resulting from the removal of one or more Directors or an increase in the number of Directors constituting the whole Board of Directors.
Delaware Law. We are a Delaware corporation and consequently are also subject to certain anti-takeover provisions of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless (a) the interested stockholder attained such status with the approval of the corporation’s board of directors, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans or (c) at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting, and not by written consent, of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving the corporation and the “interested stockholder” and the sale of more than 10% of the corporation’s assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of the corporation’s outstanding voting stock, and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. This statute could prohibit or delay mergers or other takeover or change in control attempts not approved in advance by our Board of Directors, and, as a result, could discourage attempts to acquire us, which could depress the market price of our common stock.
DESCRIPTION OF DEBT SECURITIES
Reference should be made to the indenture dated as of January 30, 2001, between Pfizer and The Bank of New York Mellon (formerly known as The Bank of New York), as successor to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee, which we refer to as the “base indenture,” as supplemented by the ninth supplemental indenture dated as of March 6, 2017, among Pfizer Inc., The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, London Branch, as paying agent, which we refer to as the “ninth supplemental indenture.” When we refer to the “indenture,” we mean the base indenture, as supplemented by the ninth supplemental indenture. The following description is a summary of selected portions of the base indenture and the ninth supplemental indenture. It does not restate the base indenture or the ninth supplemental indenture, and those documents, not this description, define the rights of a holder of the notes.
Principal, Maturity and Interest
The 2020 notes were limited to €1,000,000,000 aggregate principal amount, the 2022 notes were limited to €1,000,000,000 aggregate principal amount and the 2027 notes were limited to €750,000,000 aggregate principal amount. The 2020 Notes will mature on March 6, 2020, the 2022 notes will mature on March 6, 2022 and the 2027 notes will mature on March 6, 2027. We issued the notes in denominations of €100,000 and in integral multiples of €1,000 in excess thereof.
Interest on the 2020 notes accrues at the annual rate of 0.000%, interest on the 2022 notes accrues at the annual rate of 0.250% and interest on the 2027 notes accrues at the annual rate of 1.000%. Interest on the notes is payable on March 6 of each year. Interest on the notes is computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the notes to, but excluding, the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) (as defined in the rulebook of the International Capital Market Association).
We make each interest payment to the holders of record of the notes at the close of business on the 15th calendar day (whether or not a business day) preceding the relevant interest payment date.
The Bank of New York Mellon, London Branch, acts as our paying agent with respect to the notes. Upon notice to the trustee, we may change any paying agent. Payments of principal, interest and premium, if any, will be made by us through the paying agent to Euroclear Bank S.A./N.V. (the “Euroclear Operator”), as operator of the Euroclear System (“Euroclear”) and/or Clearstream Banking, Société Anonyme, Luxembourg (“Clearstream”) as described under “—Book-Entry.”
Issuance in Euros
Principal, premium, if any, and interest payments and additional amounts, if any, in respect of the notes are payable in euros.
If the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or the euro is no longer used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. In such circumstances, the amount payable on any date in euros will be converted to U.S. dollars on the basis of the most recently available market exchange rate for euros, as determined by us in our sole discretion. Any payment in respect of the notes so made in U.S. dollars does not constitute an event of default under the indenture or the notes. Neither the trustee nor the paying agent is responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations.
Payment of Additional Amounts
All payments in respect of the notes are made by or on behalf of us without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the United States or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, we pay to a beneficial owner who is not a United States person such additional amounts on the notes as are necessary in order that the net payment of the principal of, and premium or redemption price, if any, and interest on, such notes to such beneficial owner, after such withholding or deduction (including any withholding or deduction on such additional amounts), will not be less than the amount provided in such notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts will not apply:
(a)to any tax, assessment or other governmental charge that would not have been imposed but for the beneficial owner, or a fiduciary, settlor, beneficiary, member or shareholder of the beneficial owner if the beneficial owner is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as (i) having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of such notes, the receipt of any payment or the enforcement of any rights thereunder), including being or having been a citizen or resident of the United States, or being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States; (ii) being a controlled foreign corporation related to Pfizer directly, indirectly or constructively through stock ownership for U.S. federal income tax purposes; (iii) being an owner of a 10% or greater interest in voting stock of Pfizer within the meaning of Section 871(h)(3) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or any successor provision; or (iv) being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;
(b)    to any holder that is not the sole beneficial owner of such notes, or a portion of such notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or a member of the partnership or limited liability company would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly from Pfizer its beneficial or distributive share of the payment;
(c)    to any tax, assessment or other governmental charge imposed by reason of the holder’s or beneficial owner’s past or present status as a passive foreign investment company, a controlled foreign corporation, a foreign tax exempt organization or a personal holding company with respect to the United States or as a corporation that accumulates earnings to avoid U.S. federal income tax;
(d)    to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the holder or beneficial owner of the applicable notes to comply with any applicable certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such notes, if compliance is timely requested by Pfizer and required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;
(e)    to any tax, assessment or other governmental charge that is imposed otherwise than by withholding or deducting from the payment;
(f)    to any estate, inheritance, gift, sales, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;
(g)    to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any such note, if such payment can be made without such withholding by at least one other paying agent in a Member State of the European Union;
(h)    to any tax, assessment or other governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;
(i)    to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the holder of any note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later, except to the extent that the holder or beneficial owner thereof would have been entitled to additional amounts had the note been presented for payment on the last day of such 30 day period;
(j)    to any withholding or deduction that is imposed on a payment pursuant to Sections 1471 through 1474 of the Code and related Treasury regulations and pronouncements or any successor provisions thereto (that are substantively comparable and not materially more onerous to comply with) and any regulations or official law, agreement or interpretations thereof in any jurisdiction implementing an intergovernmental approach thereto; or
(k)    in the case of any combination of the above listed items.
Except as specifically provided under this heading “—Payment of Additional Amounts,” we are not required to make any payment for any tax, duty, assessment or governmental charge of whatever nature imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.
As used under this heading “—Payment of Additional Amounts” and under the heading “—Optional Redemption of 2022 Notes and 2027 Notes; Redemption for Tax Reasons; No Sinking Fund,” the term “United States” means the United States of America, any state thereof, and the District of Columbia, and the term “United States person” means (i) any individual who is a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person for U.S. federal income tax purposes), (iii) any estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) any trust if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if a valid election is in place to treat the trust as a United States person.
Ranking
The notes are unsecured general obligations of Pfizer and rank equally with all other unsecured and unsubordinated indebtedness of Pfizer from time to time outstanding.
Listing
The notes are listed on the NYSE. We have no obligation to maintain such listing, and we may delist the notes at any time.
Covenants
The indenture contains a provision that restricts our ability to consolidate with or merge into any other person or convey or transfer our properties and assets as an entirety or substantially as an entirety to any other person. The indenture does not restrict our ability to convey or transfer our properties and assets other than as an entirety or substantially as an entirety to any other person. See “Article VIII - Consolidation, Merger, Conveyance or Transfer” in the base indenture. The indenture contains no other restrictive covenants, including those that would afford holders of the notes protection in the event of a highly-leveraged transaction involving Pfizer or any of its affiliates or other events involving us that may adversely affect our creditworthiness or the value of the notes. The indenture also does not contain any covenants relating to total indebtedness, interest coverage, stock repurchases, recapitalizations, dividends and distributions to shareholders, current ratios or acquisitions and divestitures. The notes do not have the benefit of covenants that relate to subsidiary guarantees, liens and sale leaseback transactions that apply to other of our existing unsecured and unsubordinated notes.
Pfizer may, without the consent of the holders of notes of any series, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes of any series (except for the issue date and the public offering price). Any additional notes having such similar terms, together with the notes of the applicable series, will constitute a single series of debt securities under the indenture. No additional notes of any series may be issued if an event of default has occurred with respect to the notes of that series. Pfizer will not issue any additional notes intended to form a single series with the notes of any series, unless such further notes will be fungible with all notes of the same series for U.S. federal income tax purposes.
Optional Redemption of 2022 Notes and 2027 Notes; Redemption for Tax Reasons; No Sinking Fund
At our option, we may redeem the 2022 notes or the 2027 notes (together, the redemption notes), in whole, at any time, or in part, from time to time, prior to February 6, 2022 (one month prior to the maturity date) with respect to the 2022 notes and December 6, 2026 (three months prior to the maturity date) with respect to the 2027 notes. The redemption price will be equal to the greater of the following amounts:

•	100% of the principal amount of the redemption notes being redeemed on the redemption date; and

•
the sum of the present values of the remaining scheduled payments of principal and interest on the redemption notes being redeemed on that redemption date (not including the amount, if any, of accrued and unpaid interest to, but excluding, the redemption date) discounted to the redemption date on an annual basis at a rate equal to the sum of the Comparable Government Bond Rate plus (a) 15 basis points in the case of the 2022 notes and (b) 15 basis points in the case of the 2027 notes;

plus, in each case, accrued and unpaid interest on the redemption notes being redeemed to, but excluding, the redemption date.
At any time on or after February 6, 2022 (one month prior to the maturity date) with respect to the 2022 notes and December 6, 2026 (three months prior to the maturity date) with respect to the 2027 notes, we may redeem such series of redemption notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the redemption notes to be redeemed, plus in each case, accrued and unpaid interest on the redemption notes being redeemed to, but excluding, the redemption date.
Notwithstanding the foregoing, installments of interest on the applicable redemption notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the applicable redemption notes and the indenture. The redemption prices for the redemption notes will be calculated on the basis of a 365-day year or a 366-day year, as applicable, and the actual number of days elapsed.

We will mail notice of any redemption at least 10 days, but not more than 60 days, before the redemption date to each registered holder of the redemption notes to be redeemed. Once notice of redemption is mailed, the redemption notes called for redemption will become due and payable on the redemption date at the applicable redemption price, plus accrued and unpaid interest applicable to such redemption notes to, but excluding, the redemption date.
“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an Independent Investment Banker, a German government bond whose maturity is closest to the maturity of the redemption notes to be redeemed, or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such Independent Investment Banker may, with the advice of three brokers of, and/or market makers in, German government bonds selected by us, determine to be appropriate for determining the Comparable Government Bond Rate.
“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the fixed rate notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an Independent Investment Banker.
“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us to act as the “Independent Investment Banker.”
“Reference Treasury Dealer” means each of Barclays Bank PLC, BNP Paribas, Goldman, Sachs & Co. and J.P. Morgan Securities plc (or their respective affiliates that are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a broker or dealer of, and/or market maker in, German government bonds (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer.
On and after the redemption date, interest will cease to accrue on the redemption notes or any portion of the redemption notes called for redemption (unless we default in the payment of the redemption price and accrued and unpaid interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued and unpaid interest on the redemption notes to be redeemed on that date. If fewer than all of the redemption notes of any series are to be redeemed, the redemption notes to be redeemed shall be selected by Euroclear and/or Clearstream, in the case of redemption notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of redemption notes that are not represented by a global security.
The notes are not entitled to the benefit of a sinking fund.
Redemption for Tax Reasons
If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority thereof or therein), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after February 28, 2017, we become or, based upon a written opinion of independent tax counsel of recognized standing selected by us, will become obligated to pay additional amounts as described herein under the heading “—Payment of Additional Amounts” with respect to any series of the notes, then we may at our option, having given not less than 10 nor more than 60 days prior notice to holders, redeem, in whole, but not in part, the applicable series of notes at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest (including any additional amounts) on such notes to, but excluding, the redemption date.
Book-Entry
Global Clearance and Settlement
The notes of each series were issued in the form of one or more global notes in fully registered form, without coupons, and are deposited with, or on behalf of, a common depositary, and registered in the name of the nominee of the common depositary, for, and in respect of interests held through, Euroclear and Clearstream. Except as described herein, certificates will not be issued in exchange for beneficial interests in the global notes representing the notes.
Except as set forth below, the global notes representing the notes may be transferred, in whole and not in part, only to Euroclear or Clearstream or their respective nominees.
Beneficial interests in the global notes representing the notes are represented, and transfers of such beneficial interests are effected, through accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in Euroclear or Clearstream. Those beneficial interests are in denominations of €100,000 and integral multiples of €1,000 in excess thereof. Investors may hold the notes directly through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems.
For so long as any series of the notes is represented by a global note deposited with, and registered in the name of a nominee for, a common depositary for Euroclear and/or Clearstream, each person (other than Euroclear or Clearstream) who is for the time being shown in the records of Euroclear or of Clearstream as the holder of a particular nominal amount of the notes (in which regard any certificate or other document issued by Euroclear or Clearstream as to the nominal amount of the notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall upon their receipt of a certificate or other document be treated by Pfizer and the trustee as the holder of such nominal amount of the notes and the registered holder of the global note representing such notes shall be deemed not to be the holder for all purposes other than with respect to the payment of principal or interest on such nominal amount of the notes, for which purpose the registered holder of the relevant global note shall be treated by Pfizer and the trustee as the holder of such nominal amount of notes in accordance with and subject to the terms of the global note representing the notes, and the expressions “noteholder” and “holder of notes” and related expressions shall be construed accordingly.
The information in this section concerning Euroclear and Clearstream Banking and their book-entry systems and procedures has been obtained from sources that we believe to be reliable. We are not responsible for the accuracy or completeness of this information.
We have been advised by Clearstream and Euroclear, respectively, as follows:

Clearstream has advised that:

•
It is incorporated under the laws of Luxembourg and licensed as a bank and professional depositary. Clearstream holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates.

•
Clearstream provides to its participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries.

•	Clearstream has established an electronic bridge with the Euroclear Operator to facilitate the settlement of trades between the nominees of Clearstream and Euroclear.

•	As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector.

•
Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream participant, either directly or indirectly.

Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures.
Euroclear has advised that:

•
It was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash.

•	Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries.

•
Euroclear is operated by the Euroclear Operator. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator.

•
Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related operating procedures of Euroclear, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The

Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

•
Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Distributions with respect to the notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions.
Euroclear and Clearstream Arrangements
So long as Euroclear or Clearstream or their nominee or their common depositary is the registered holder of the global notes representing the notes, Euroclear, Clearstream or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture and the notes. Payments of principal, interest and additional amounts, if any, in respect of the global notes representing the notes are made to Euroclear, Clearstream, such nominee or such common depositary, as the case may be, as registered holder thereof. Neither Pfizer nor the trustee, or any affiliate of any of the above or any person by whom any of the above is controlled (as such term is defined in the Securities Act) has any responsibility or liability for any records relating to or payments made on account of beneficial ownership interests in the global notes representing the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
Distributions of principal, premium, if any, and interest with respect to the global notes representing the notes are credited in euros to the extent received by Euroclear or Clearstream from the paying agent to the cash accounts of Euroclear or Clearstream customers in accordance with the relevant system’s rules and procedures.
Because Euroclear and Clearstream can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in the global notes representing the notes to pledge such interest to persons or entities which do not participate in the relevant clearing system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.
Secondary Market Trading
Because the purchaser determines the place of delivery, it is important to establish at the time of trading of any notes where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.
We understand that secondary market trading between Clearstream and/or Euroclear participants occurs in the ordinary way following the applicable rules and operating procedures of Clearstream and Euroclear. Secondary market trading is settled using procedures applicable to conventional eurobonds in global registered form.

The holder of the notes should be aware that investors are only able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.
In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the notes, or to make or receive a payment or delivery of the notes, on a particular day, may find that the transactions are not performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.
Clearstream or Euroclear credits payments to the cash accounts of Clearstream customers or Euroclear participants, as applicable, in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Clearstream or the Euroclear Operator, as the case may be, takes any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream customer or Euroclear participant only in accordance with its relevant rules and procedures.
Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of Clearstream and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.
Exchange of Global Notes for Certificated Notes
Subject to certain conditions, the notes represented by the global notes are exchangeable for certificated notes in definitive form of like tenor in minimum denominations of €100,000 principal amount and multiples of €1,000 in excess thereof if:

•
the common depositary notifies us that it is no longer willing or able to act as a depositary for such global notes or ceases to be a clearing agency registered under the Exchange Act and we fail to appoint a successor common depositary within 90 days;

•	an event of default has occurred and is continuing and the common depositary requests the issuance of certificated notes; or

•	we determine not to have the notes represented by a global note.
In all cases, certificated notes delivered in exchange for any global note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the common depositary (in accordance with its customary procedures).
Payments (including principal, premium and interest) and transfers with respect to the notes in certificated form may be executed at the office or agency maintained for such purpose in London (initially the corporate trust office of the paying agent) or, at our option, by check mailed to the holders thereof at the respective addresses set forth in the register of holders of the notes (maintained by the registrar), provided that all payments (including principal, premium and interest) on the notes in certificated form, for which the holders thereof have given wire transfer instructions, are required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. No service charge is made for any registration of transfer, but payment of a sum sufficient to cover any tax or governmental charge payable in connection with such registration may be required.
Modification of Indenture
Under the indenture, the rights of the holders of the notes may be modified through a supplemental indenture if the holders of a majority in aggregate principal amount of the outstanding notes of all series affected by the modification (voting as one class) consent to it. No modification of the maturity date or principal or interest payment terms, no modification of the currency for payment, no impairment of the right to sue for the enforcement of payment at the maturity of the debt security, no modification of any conversion rights, no modification reducing the percentage required for any such supplemental indenture or the percentage required for the waiver of certain defaults, and no modification of the foregoing provisions or any other provisions relating to the waiver of past defaults or the waiver of certain covenants, is effective against any holder without its consent.
Events of Default
Each of the following will constitute an Event of Default under the indenture with respect to the notes of the applicable series:

•	we fail to make the principal or any premium payment on any note of such series when due;

•	we fail to make any sinking fund payment for 60 days after payment was due by the terms of any note of such series;

•	we fail to pay interest on any note of such series for 60 days after payment was due;

•	we fail to perform any other covenant in the indenture and this failure continues for 90 days after we receive written notice of it; or

•	we, or a court, take certain actions relating to the bankruptcy, insolvency or reorganization of our company.
A default under our other indebtedness will not be a default under the indenture for the notes, and a default under one series of the notes will not necessarily be a default under another series. The trustee may withhold notice to the holders of notes of the applicable series of any default (except for defaults that involve our failure to pay principal or interest) if it considers such withholding of notice to be in the best interests of the holders.
If an Event of Default with respect to outstanding notes of any series occurs and is continuing, then the trustee or the holders of at least 33% in principal amount of outstanding notes of that series may declare, in a written notice, the principal amount (or, if any of the notes of that series are original issue discount securities, such portion of the principal amount of such notes) plus accrued and unpaid interest on all notes of that series to be immediately due and payable. At any time after a declaration of acceleration with respect to notes of any series has been made, the holders of a majority in principal amount of the outstanding notes of such series may rescind and annul the acceleration if:

•	the holders act before the trustee has obtained a judgment or decree for payment of the money due;

•	we have paid or deposited with the trustee a sum sufficient to pay overdue interest and overdue principal other than the accelerated interest and principal; and

•	we have cured or the holders have waived all Events of Default, other than the non-payment of accelerated principal and interest with respect to notes of that series, as provided in the indenture.
If a default in the performance or breach of the indenture shall have occurred and be continuing, the holders of not less than a majority in principal amount of the outstanding notes of all series affected thereby, by notice to the trustee, may waive any past Event of Default or its consequences under the indenture. However, an Event of Default cannot be waived with respect to any series of notes in the following two circumstances:

•	a failure to pay the principal of, and premium, if any, or interest on any security or in the payment of any sinking fund installment; or

•	a covenant or provision that cannot be modified or amended without the consent of each holder of outstanding notes of that series.
Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. Holders of a majority in principal amount outstanding of any series of notes may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for such applicable series of notes.
We are required to deliver an annual officers’ certificate to the trustee, stating whether we are in default in the performance and observance of any of the terms, provisions and conditions of the indenture, and, if we are in default, specifying all such defaults and the nature and status thereof.
Defeasance

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. Subject to certain additional conditions, if we irrevocably deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the notes of a particular series, then at our option:

•	we will be discharged from our obligations with respect to the notes of such series; or

•	we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

To exercise our defeasance option, we must deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent related to the defeasance have been complied with.